                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


        /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           for the fiscal year ended December 31, 1997

                                OR

      / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
        for the transition period from _______ to _______

                 Commission file number 33-55558


            WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS
                    PLAN FOR HOURLY EMPLOYEES


                      CHESAPEAKE CORPORATION
                      1021 East Cary Street
                          P. O. Box 2350
                  Richmond, Virginia  23218-2350

INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT


                                                                       Page

Report of independent accountants                                        3


Financial statements:

  Statement of net assets available for benefits with fund information
    at December 31, 1997                                               4

  Statement of net assets available for benefits with fund information
    at December 31, 1996                                               5

  Statement of changes in net assets available for benefits with fund
    information for the year ended December 31, 1997                   6

  Statement of changes in net assets available for benefits with fund
    information for the year ended December 31, 1996                   7

  Notes to financial statements                                        8-13


Supplemental schedules:

  Item 27a - Schedule of Assets held for investment purposes at
    December 31, 1997                                                14-16

  Item 27d - Schedule of Reportable transactions for the year ended
    December 31, 1997                                                17-26

  Nonexempt transactions with parties-in-interest for the year ended
    December 31, 1997                                                  *


  Loans or fixed income obligations in default for the year ended
    December 31, 1997                                                  *

  Leases in default or classified as uncollectible for the year ended
    December 31, 1997                                                  *

  *There were no such transactions or obligations or leases in default.


Exhibit:

  23 - Consent of Coopers & Lybrand L.L.P.                             27

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of theWisconsin Tissue Mills Inc. 401(k) Savings Plan Committee (the "Committee") have dulycaused this annual report to be signed by the undersigned thereunto duly authorized.



                                WISCONSIN TISSUE MILLS INC. 401(k)
                                SAVINGS PLAN FOR HOURLY EMPLOYEES



                                By: \s\ Thomas A Smith
                                    ---------------------------------
                                    Thomas A. Smith, Vice President -
                                      Human Resources and Chairman
                                      of the Committee



June 16, 1998

Report of Independent Accountants


To the Wisconsin Tissue Mills Inc. 401(k) Savings
  Plan for Hourly Employees Committee:

We have audited the accompanying statements of net assets available for benefits with fund information of the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were preformed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                COOPERS & LYBRAND L.L.P.



Richmond, Virginia
June 16, 1998


WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997
                                                                      Inter-
                            DiversifiedGuaranteedChesapeakeForeign   mediate
                              Equity    Principal  Common   Equity     Bond
                               Fund       Fund   Stock Fund  Fund      Fund
Assets:
 Investments(Notes 1b,8 and 9):
  Equity investment funds (cost
     $15,159,458)           $18,222,106                    $272,466
  Fixed income investment fund
     (cost $2,516)                                                    $2,610
  Chesapeake Corporation
     common stock (cost
     1,200,937                                                    $1,438,663
  Money market investment funds
     (cost $2,372,944)                 $2,358,041    14,903
  Loans
Receivables:
  Accrued income                           10,900     6,587
  Employee contributions         32,334     4,419     2,676     931       28
                            ---------------------------------------   ------
     Total assets            18,254,440 2,373,360 1,462,829 273,397    2,638
Liability:
  Accrued Expenses               32,575     3,394       899     901        4
                            ---------------------------------------   ------
     Net assets available for
       benefits             $18,221,865$2,369,966$1,461,930$272,496   $2,634
                            =======================================   ======

                           Conservative Vanguard  Vanquard  Parti-
                              Balance  Wellington Index 500 cipant
                               Fund       Fund       Fund    Fund     Total
Assets:
 Investments(Notes 1b,8 and 9):
  Equity investment funds (cost
     $15,159,458)               $21,858   $96,128  $481,893       $19,094,451
  Fixed income investment fund
     (cost $2,516)                                                     $2,610
  Chesapeake Corporation
     common stock (cost
     1,200,937                                                      1,438,663
  Money market investment funds
     (cost $2,372,944)                                              2,372,944
  Loans                                                               344,624
Receivables:
  Accrued income                                                       17,487
  Employee contributions                                               42,397
                            --------------------------------------- -----------
     Total assets                22,076    96,597  483,215 344,624  23,313,176
Liability:
  Accrued Expenses                   31       137      689              38,630
                            --------------------------------------- -----------
     Net assets available for
       benefits             $   22,045 $   96,460 $482,526 $344,624 $23,274,546
                            ======================================= ===========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1996

                                       GuaranteedChesapeake
                            Diversified Principal  Common
                            Equity Fund   Fund   Stock Fund  Total
December 31, 1996

Assets:
Investments (Notes 1b and 9):
 Equity investment funds
 (cost $7,881,186)          $12,036,995                       $12,036,995
Chesapeake Corporation common
 stock (cost $1,437,373)                           $1,634,669   1,634,669
Money market investment funds
 (cost $2,307,833)                      $2,295,486     12,347   2,307,833
                            ----------- ---------- ---------- -----------
     Assets available for
      benefits              $12,036,995 $2,295,486 $1,647,016 $15,979,497
                            =========== ========== ========== ===========

The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
INFORMATION
December 31, 1997
                                                                      Inter-
                           Diversified Guaranteed Chesapeake Foreign  mediate
                              Equity    Principal  Common    Equity    Bond
                               Fund       Fund    Stock Fund  Fund     Fund
Additions:
 Interest and dividend
 income                                $ 148,390  $   36,211
 Employee contributions
  (Note 3)                  $2,092,922   355,073     249,323 $ 30,809 $1,650
 Net appreciation
  (depreciation)
  in the fair value of
   investments (Note 1b)     4,529,813               125,995 (3,559)      96
                            ----------- -------- ----------- -------- ------
                              6,622,735  503,463     411,529  27,250   1,746
Deductions:
 Distributions to participating
  employees                               84,928      86,249  47,750     367
 Trustee fees                            137,911      17,094   4,872   2,166   7
                            ----------- -------- ----------- -------- ------
                                222,839  103,343      52,622   2,533       7
                            ----------- -------- ----------- -------- ------
      Net additions           6,399,896  400,120     358,907  24,717   1,739
                            ----------- -------- ----------- -------- ------
Interfund transfers, net      (215,026) (325,640)  (543,993)  247,779    895
Net assets available for
 benefits, beginning of
 year                       12,036,995 2,295,486  1,647,016
                           ----------- --------- ---------- --------- ------
Net assets available for
 benefits, end of year     $18,221,865 $2,369,966 $1,461,930 $272,496  $2,634
                           =========== ========== ========== ========  ======
                           Conservative Vanguard  Vanquard  Parti-
                              Balance  Wellington Index 500 cipant
                               Fund       Fund       Fund    Fund     Total
Additions:
 Interest and dividend
  income                                $ 2,131  $ 3,828 $ 11,636 $   202,196
 Employee contributions
  (Note 3)                    $ 9,019    16,570   41,692            2,797,058
 Net appreciation
  (depreciation)
  in the fair value of
   investments (Note 1b)        1,874     5,801   27,188            4,687,208
                          -----------  --------  ------- -------- -----------
                               10,893    24,502   72,708   11,636   7,686,462
Deductions:
 Distributions to participating
  employees                                 368             7,903     227,565
 Trustee fees                        72     351    1,375              163,848
                            ----------- -------  ------- -------- -----------
                                     72     719    1,375    7,903     391,413
                            ----------- -------  ------- -------- -----------
      Net additions              10,821  23,783   71,333    3,733   7,295,049
                            ----------- ------- -------- -------- -----------
Interfund transfers, net         11,224  72,677  411,193  340,891
Net assets available for
 benefits, beginning of year                                       15,979,497
                            -------------------------------------------------
Net assets available for
 benefits, end of year          $22,045 $96,460 $482,526 $344,624 $23,274,546
                            =========== ======= ======== ======== ===========

The accompanying notes are an integral part of the financial statements.


WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1996

                                        Guaranteed Chesapeake
                            Diversified Principal   Common
                            Equity Fund   Fund    Stock Fund      Total
Additions:
 Employee contributions
  (Note 3)                  $ 1,659,176 $  548,004 $  325,994 $ 2,533,174
 Interest and dividend income       321    118,422     35,582     154,325
 Increase in value of plan's
  interest in bank commingled
  trust                       1,958,056                         1,958,056
 Net appreciation (depreciation)
  in fair value of investments
  (Note 1b)                                (11,185)   120,426     109,241
                            ----------------------  --------- -----------
                              3,617,553    655,241    482,002   4,754,796
                            ----------------------  --------- -----------
Deductions:
 Distributions to participating
  employees                     193,324     98,275     30,467     322,066
 Trustee fees                    82,192     21,137     11,522     114,851
                            ----------- ---------- ---------- -----------
                                275,516    119,412     41,989     436,917
                            ----------- ---------- ---------- -----------

  Net additions (deductions)  3,342,037    535,829    440,013   4,317,879
                            ----------- ---------- ---------- -----------
Interfund transfers             461,140  (579,201)    118,061
Interplan transfers              11,541                            11,541

Assets available for benefits,
 beginning of year            8,222,277 2,338,858   1,088,942  11,650,077
                            ----------- --------- ----------- -----------

Assets available for
 benefits, end of year      $12,036,995 $2,295,486 $1,647,016 $15,979,497
                            =========== ========== ========== ===========


The accompanying notes are an integral part of the financial statements.

WISCONSIN TISSUE MILLS INC. 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies:
       a.   General

         The Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees (the "Plan") covers certain employees of Wisconsin Tissue Mills Inc. ("Wisconsin Tissue" or the "Employer"), a wholly owned subsidiary of Chesapeake Corporation. Associated Bank, N.A. ("Associated") serves as trustee of the Plan's assets.

       b.   Investment Valuation and Income

         Investments are stated at fair value determined as follows:

         Mutual and money
        market funds          -quoted market value
         Common stock            -last published sales price on the New York
                                 Stock Exchange
         Loans to participants   -balances due which approximate fair value

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date.

         The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

       c.   Risks and Uncertainties

         The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

       d.   Reclassifications

         Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.     Description of Plan:

       The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator in Menasha, Wisconsin.

3.     Employee Contributions:

       A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation. Elective deferral contributions may not exceed $10,000 per participant in any taxable year.

4.     Participant Loans:

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to
       (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prevailing interest rate charged on similar commecial loans as determined by the plan administrator.
       Interest rates range from 9.25% to 9.5%. Principal and interest is paid ratably through payroll deductions.

5.     Distributions:

       Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity.

6.     Plan Expenses:

       Expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. Trustees' fees are paid by the trustee from plan assets. All other expenses associated with the administration of the Plan are paid by Wisconsin Tissue.

7.     Plan Termination:

       While the Employer has not expressed any intent to discontinue the Plan, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees Committee.

8.     Investment Options:

       Participants may elect to have amounts credited to their accounts in the Plan invested in 5% increments in the Diversified Equity Fund, Guaranteed Principal Fund (both of which are sponsored by Associated), in Chesapeake Common Stock, the Foreign Equity Fund, Intermediate Bond Fund, Conservative Balance Fund, Vanguard Wellington Fund or the Vanguard Index 500 Fund. The following is the number of participants in each of the investment options as of December 31:

                                                   1997        1996

            Diversified Equity Fund              1,105          856
            Guaranteed Principal Fund              451          421
            Chesapeake Common Stock Fund           569          355
            Foreign Equity Fund                    100
            Intermediate Bond Fund                  11
            Conservative Balance Fund               24
            Vanguard Wellington Fund                57
            Vanguard Index 500 Fund                109

A description of the investment options currently available to participants is as follows:

       Diversified Equity Fund: This fund, managed by Associated Bank, is designed to achieve growth of capital through investment in a widely diversified portfolio of stocks. The fund will be broadly diversified between large and small company stocks, foreign company stocks, and stocks of specific market segments.

       Guaranteed Principal Fund: This fund, managed by Associated Bank, has the objective of providing safety of principal. Assets will be invested in short-maturity treasury bills and repurchase agreements. The investment return earned will vary with changes in short-term interest rates.

       Chesapeake Common Stock Fund: This investment option consists of shares of the common stock of Chesapeake Corporation that are purchased by the Plan's trustee at fair market value in the open market, in private transactions, or directly from Chesapeake Corporation.

       Foreign Equity Fund: This fund, managed by Associated Bank, is designed to provide the investor exposure to investment opportunities outside the United States through the purchase of foreign common stocks.

       Intermediate Bond Fund: This fund, managed by Associated Bank, is designed to earn a competitive total return through diversified investment in high quality fixed income securities. Assets of this fund will be invested primarily in high quality notes issued by the United States, federal agencies, and public corporations, as well as mortgaged backed, asset backed, and certificate of deposit issues.

       Conservative Balance Fund: This fund, managed by Associated Bank, is designed to achieve both a competitive income return and growth of capital through investment in a diversified portfolio of high-quality bonds and stocks. The majority of the fund assets will be invested in U.S. Treasury and other high-quality bonds, while the remainder of the fund will be primarily invested in stocks of large domestic companies.

       Vanguard Wellington Fund: This fund seeks conservation of capital and reasonable income. The fund normally invests 60% to 70% of assets in common stocks and convertible securities.

       Vanguard Index 500 Fund: This fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index. The fund allocates the percentage of net assets each company receives on the basis of the stock's relative total market value.

9.     Investments:

       Investments at December 31, 1997 consisted of:
                                          Number                    Fair
                                        of Shares        Cost       Value
       Investments at fair value as
    determined by quoted market price:
         Equity investment funds:
            Diversified Equity Fund       194,958    $14,305,635  $18,222,106
            Foreign Equity Fund             8,452        277,323      272,466
            Conservative Balance Fund         454         20,475       21,858
            Vanguard Wellington Fund        3,264         96,332       96,128
            Vanguard Index 500 Fund         5,350        459,693      481,893
         Fixed income investment fund:
            Intermediate Bond Fund            163          2,516        2,610
         Common stock:
            Chesapeake Corporation         41,852      1,200,937    1,438,663
         Money market investment funds:
            Guaranteed Principal Fund   2,358,041      2,358,041    2,358,041
            Short-term investments         14,903         14,903       14,903
                                                     -----------   -----------
                                                     $18,735,855   $22,908,668
                                                     ===========   ===========

Investments at December 31, 1996 consisted of:
                                              Number                   Fair
                                             of Shares     Cost        Value
       Investments at estimated fair value:
         Equity investment funds:
          Assoc. Bank Common Stock Fund      54,446    $ 3,188,837 $18,222,106
          Assoc. Bank Equity Income Fund     38,661      1,772,430     272,466
          Assoc. Bank Regional Bank Fund     13,157        623,655      21,858
          Assoc. Bank Capital Apprec.Fund    27,693        816,037      96,128
          Assoc. Foreign Equity Fund         84,407        952,474     481,893
          Assoc. Telecommunications Fund     44,654        527,753     597,068
         Money market funds:
          Guaranteed Principal Fund       2,307,833      2,307,833   2,307,833
       Investment at fair value as
          determined by quoted market
       price:
         Common stock:
          Chesapeake Corporation             52,101      1,437,373   1,634,669
                                                       ----------- -----------
                                                       $11,626,392 $15,979,497
                                                       =========== ===========

10.Tax Status:

       The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is currently designed and being operated in accordance with all applicable rules and regulations.

11.Plan Amendments:

       Effective May 15, 1997, the Plan converted to a daily valuation. Also effective May 15, 1997, the Plan was amended to add a loan provision and to permit participants to make investment elections in multiples of 5%. During 1997 the following investment funds were added as investment options to participants: Foreign Equity Fund, Intermediate Bond Fund, Conservative Balance Fund, Vanguard Wellington Fund and the Vanguard Index 500 Fund.

12.Related-Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Associated. Associated is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $163,848 and $114,851 for the years ended December 31, 1997 and 1996, respectively.

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997

EIN:  39-1261080   PN: 043



                   FACE AMT/                                   EST ANN  YIELD
                     NO OF     TOTAL COST/  MARKET VALUE/ % OF  INC      TO
DESCRIPTION         SHARES    COST PER UNIT MARKET PRICE  CAT  ACCRUAL MARKET
CASH EQUIVALENTS:

GOLDMAN SACHS
 FIN SQ          2,372,944.320 2,372,944.32 2,372,944.32 100.00  127,862  5.39
TRSRY OBLIG FD                        1.000        1.000       10,807.08
                               -------------------------------------------
TOTAL CASH EQUIV               2,372,944.32 2,372,944.32 100.00  127,862  5.39
                                                               10,807.08
FIXED INCOME:

POOLED FIXED
 INCOME FUNDS
ASSOC. INTERMED
 TERM BOND FD          163.063     2,516.38     2,610.11 100.00      170  6.51
                                     15.432       16.006             .00
  TOTAL POOLED
   FIXED INCOME FD                 2,516.38     2,610.11 100.00      170  6.51
                                                                     .00
                                   ------------------------------------------
  TOTAL FIXED INCOME               2,516.38     2,610.11 100.00      170  6.51
                                                                     .00
EQUITIES:

COMMON STOCKS

INDUSTRIAL

CHESAPEAKE CORP COM    41,852  1,200,936.91 1,438,662.50   7.01  33,481  2.33
                                     28.695       34.375    .00
                               ------------ ------------ ------  ------ -----
  TOTAL INDUSTRIAL             1,200,936.91 1,438,662.50   7.01  33,481  2.33
                                                                    .00

POOLED EQUITY FUNDS:

ASSOC FOREIGN EQ FD 8,452.480    277,323.00   272,466.44   1.33  57,838 21.23
                                     32.810       32.235            .00

ASSOC CONSERVATIVE
 BALANCED FD          453.986     20,474.83    21,857.87    .11   1,018  4.66
                                     45.100       48.146            .00

ASSOC DIVERSIFIED
 STOCK FUND       194,957.699 14,305,635.33 18,222,105.76 88.74 243,913  1.34
                                     73.378        93.466           .00
                              ------------- ------------- ----- ------- -----
  TOTAL POOLED
   EQUITY FUNDS               14,603,433.16 18,516,430.07 90.18 302,769  1.64
                                                                    .00









                                        14


Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
December 31, 1997
                      FACE AMT/                                   EST ANN YIELD
                      NUMBER OF  TOTAL COST/  MARKET VALUE/  % OF INCOME   TO
DESCRIPTION            SHARES   COST PER UNIT MARKET PRICE   CAT  ACCRUAL MARKET

EQUITY MUTUAL FUNDS:

VANGUARD/
 WELLINGTON FD      3,264.109      96,332.34     96,128.01    .47   2,872 2.99
                                      29.513        29.450            .00

VANGUARD INDEX
 TRST-500 PORTFOL   5,350.208     459,692.73    481,893.23   2.35   5,778 1.20
                                      85.921        90.070            .00
                               ------------- ------------- ------ ------- ----
  TOTAL EQUITY
    MUTUAL FUNDS                  556,025.07    578,021.24   2.82   8,650 1.50
                                                                      .00
                               ------------- ------------- ------ ------- ----
  TOTAL COMMON STKS            16,360,395.14 20,533,113.81 100.00 344,900 1.68
                                                                      .00
                               ------------- ------------- ------ ------- ----
  TOTAL EQUITIES               16,360,395.14 20,533,113.81 100.00 344,900 1.68
                                                                      .00

REAL ESTATE:

LOANS AND MORTGAGES

DANIEL RAPPERT
MORTGAGE NOTE      1,030.180        1,030.18      1,030.18   2.66      95 9.22
DTD 8/11/97 9.25%
DUE 8/23/07                            1.000         1.000          37.20

JOAN C. NATE
MORTGAGE NOTE     10,684.420       10,684.42     10,684.42  27.60     N/A
DTD 7/14/97 9.250%
DUE 7/6/07                             1.000         1.000            .00

GLENN L. FINGER
MORTGAGE NOTE         27,000       27,000.00     27,000.00  69.74   2,497 9.25
DTD 12/19/97 9.250%
DUE 12/28/07                           1.000         1.000          55.50
                                   --------- ------------- ------   ----- ----
  TOTAL LOANS AND
   MORTGAGES                       38,714.60     38,714.60 100.00   2,592 6.70
                                                                    92.70
                                   --------- ------------- ------   ----- ----
  TOTAL REAL ESTATE                38,714.60     38,714.60 100.00   2,592 6.70
                                                                    92.70






















                                        15

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
December 31, 1997
                      FACE AMT/                                  EST ANN YIELD
                      NUMBER OF TOTAL COST/   MARKET VALUE/ % OF  INCOME   TO
DESCRIPTION            SHARES   COST PER UNIT MARKET PRICE  CAT  ACCRUAL MARKET

MISCELLANEOUS ASSETS:

WISCONSIN TISSUE
 MILLS MASTER       305,909.310   305,909.31    305,909.31 100.00
LOAN CUSIP                             1.000         1.000            .00
                               ------------- ------------- ------ ------- ----
  TOTAL MISC ASSETS               305,909.31    305,909.31 100.00       0 0.00
                                                                      .00
CASH                          0          .00           .00
                                        .000          .000            .00
                               ------------- ------------- ------ ------- ----
  TOTAL CASH                             .00           .00            .00 0.00
                               ------------- -------------        -------
  NET ASSETS                   19,080,479.75 23,253,292.15        475,524
                                                                10,899.78

 NET ASSETS & ACCRUAL                        23,264,191.93


  (ESTIMATED INCOME NOT AVAILABLE FOR INDICATED INVESTMENTS)





































                                        16

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997


                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS
  ASSOC FOREIGN EQUITY FUND
PURCHASED 709.443 @ $32.13587          22,798.56   22,798.56
SOLD 261.522 @ $32.50204                8,263.55    8,500.00   236.45
PURCHASED 137.548 @ $32.25273           4,436.29    4,436.29
PURCHASED 21.899 @ $33.08862              724.61      724.61
SOLD 5.141 @ $33.09414                    162.59      170.14     7.55
SOLD 12.087 @ $33.09414                   382.27      400.00    17.73
PURCHASED 1421.515 @ $33.16458         47,143.96   47,143.96
PURCHASED 213.115 @ $32.73015           6,975.29    6,975.29
PURCHASED 61,751 @ $32.77044            2,023.60    2,023.60
PURCHASED 34.883 @ $33.25732            1,160.10    1,160.10
PURCHASED 826.385 @ $33.30988          27,526.78   27,526.78
SOLD 11.697 @ $33.18074                   376.71      388.10    11.39
PURCHASED 29.500 @ $33.15801              978.16      978.16
PURCHASED 150.086 @ $32.99746           4,952.45    4,952.45
PURCHASED 31.061 @ $33.29400            1,034.15    1,034.15
PURCHASED 332.232 @ $33.43697          11,108.82   11,108.82
PURCHASED 35.573 @ $33.47606            1,190.85    1,190.85
PURCHASED 56.843 @ $33.51147            1,904.90    1,904.90
PURCHASED 715.328 @ $34.13368          24,416.78   24,416.78
SOLD 3.275 @ $33.79680                    106.31      110.68     4.37
PURCHASED 34.928 @ $33.54859            1,171.80    1,171.80
PURCHASED 31.921 @ $33.30158            1,063.03    1,063.03
SOLD 1103.230 @ $33.44742              35,822.08   36,900.21 1,078.13
PURCHASED 361.057 @ $33.61326          12,136.30   12,136.30
PURCHASED 33.913 @ $33.57005            1,138.45    1,138.45
SOLD 12.472 @ $33.63324                   405.72      419.47    13.75
PURCHASED 154.712 @ $33.99751           5,259.83    5,259.83
SOLD 80.818 @ $34.21695                 2,631.43    2,765.35   133.92
PURCHASED 34.445 @ $34.34648            1,183.06    1,183.06
PURCHASED 92.402 @ $34.46098            3,184.25    3,184.25
SOLD 6.500 @ $34.50537                    211.84      224.28    12.44
PURCHASED 34.791 @ $35.41590            1,232.15    1,232.15
SOLD 14.996 @ $34.91042                   488.92      523.52    34.60
SOLD 114.338 @ $34.98409                3,727.82    4,000.00   272.18
SOLD 4.307 @ $35.06978                    140.42      151.05    10.63
PURCHASED 34.751 @ $35.26479            1,225.49    1,225.49
PURCHASED 48.331 @ $34.74962            1,679.47    1,679.47
SOLD 13.223 @ $34.73790                   431.45      459.34    27.89
SOLD 13.316 @ $34.73790                   434.49      462.57    28.08
PURCHASED 39.896 @ $35.01108            1,396.80    1,396.80
PURCHASED 33.684 @ $34.96449            1,176.39    1,176.39
PURCHASED 717.281 @ $34.56440          24,792.39   24,792.39
PURCHASED 388.361 @ $34.12465          13,252.70   13,252.70
PURCHASED 39.575 @ $32.98724            1,305.47    1,305.47
SOLD 591.283 @ $32.78882               19,436.97   19,387.48   49.49-
PURCHASED 361.274 @ $32.60481          11,779.27   11,779.27
PURCHASED 38.321 @ $32.34712            1,239.56    1,239.56









                                    17


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

SOLD 286.862 @ $33.02945                9,426.01    9,474.89    48.88
SOLD 26.256 @ $33.02861                   862.75      867.20     4.45
PURCHASED 33.965 @ $33.85124            1,149.76    1,149.76
PURCHASED 37.705 @ $31.78522            1,198.47    1,198.47
PURCHASED 49.474 @ $31.92753            1,579.57    1,579.57
SOLD 679.211 @ $32.16424               22,313.99   21,846.31  467.68-
PURCHASED 37.239 @ $32.22712            1,200.09    1,200.09
SOLD 11.100 @ $32.05910                   364.63      355.86    8.77-
PURCHASED 38.924 @ $31.82360            1,238.71    1,238.71
PURCHASED 41.899 @ $32.70252            1,370.19    1,370.19
PURCHASED 461.795 @ $32.67116          15,087.39   15,087.39
PURCHASED 48.210 @ $32.05238            1,545.25    1,545.25
SOLD 191.903 @ $32.14849                6,300.17    6,169.39  130.78-
PURCHASED 201.308 @ $32.14633           6,471.31    6,471.31
PURCHASED 33.532 @ $31.81676            1,066.89    1,066.89
  PURCHASES                      42   274,499.34  274,499.34
  SALES                          20   112,290.12  113,575.84 1,285.72

  ASSOC DIVERSIFIED STOCK FUND
SOLD 281.497 @ $82.51106               20,269.50   23,226.62 2,957.12
SOLD 485.751 @ $83.31712               34,977.04   40,471.35 5,494.31
SOLD 84.668 @ $83.31712                 6,096.61    7,054.29   957.68
SOLD 75.222 @ $83.31712                 5,416.44    6,267.28   850.84
PURCHASED 163.418 @ $83.94672          13,718.42   13,718.42
PURCHASED 454.713 @ $84.31682          38,339.92   38,339.92
SOLD 212.672 @ $84.63724               15,322.21   18,000.00 2,677.79
SOLD 37.365 @ $83.96543                 2,692.01    3,137.37   445.36
SOLD 14.292 @ $83.96543                 1,029.68    1,200.00   170.32
PURCHASED 122.446 @ $84.41148          10,335.87   10,335.87
SOLD 19.958 @ $84.71951                 1,438.06    1,690.83   252.77
PURCHASED 14.056 @ $85.27574            1,198.63    1,198.63
PURCHASED 1059.891 @ $86.15681         91,316.80   91,316.80
SOLD 63.824 @ $86.02173                 4,603.90    5,490.25   886.35
SOLD 97.636 @ $84.76344                 7,042.90    8,276.00 1,233.10
SOLD 287.706 @ $86.04718               20,753.47   24,756.29 4,002.82
PURCHASED 35.769 @ $86.35880            3,088.94    3,088.94
SOLD 21.613 @ $86.62257                 1,559.10    1,872.17   313.07
PURCHASED 320.144 @ $86.61342          27,728.78   27,728.78
SOLD 561.330 @ $86.49481               40,506.42   48,552.14 8,045.72
PURCHASED 577.092 @ $86.88435          50,140.26   50,140.26
PURCHASED 191.245 @ $87.40107          16,715.02   16,715.02
SOLD 317.361 @ $87.51566               22,920.39   27,774.09 4,853.70
SOLD 113.404 @ $87.34165                8,190.24    9,904.89 1,714.65
PURCHASED 455.223 @ $87.24973          39,718.06   39,718.06
PURCHASED 23.068 @ $87.60458            2,020.83    2,020.83
SOLD 313.140 @ $88.04685               22,627.45   27,571.00 4,943.55
PURCHASED 4.214 @ $88.04685               371.00      371.00
PURCHASED 270.842 @ $87.84246          23,791.39   23,791.39









                                    18


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

SOLD 13.588 @ $86.10671                   982.17    1,170.00   187.83
SOLD 701.267 @ $86.10242               50,689.34   60,380.79 9,691.45
SOLD 313.559 @ $86.39482               22,664.83   27,089.88 4,425.05
PURCHASED 427.354 @ $84.85492          36,263.13   36,263.13
PURCHASED 430.732 @ $85.31862          36,749.49   36,749.49
SOLD 153.007 @ $85.31862               11,068.62   13,054.35 1,985.73
SOLD .031 @ $86.82544                       2.24        2.69      .45
PURCHASED 36.208 @ $86.26813            3,123.62    3,123.62
PURCHASED 424.481 @ $86.19757          36,589.27   36,589.27
SOLD 34.980 @ $85.76336                 2,531.66    3,000.00   468.34
SOLD 3.636 @ $85.37032                    263.15      310.41    47.26
PURCHASED 454.963 @ $85.26724          38,793.42   38,793.42
PURCHASED 130.643 @ $86.59955          11,313.61   11,313.61
PURCHASED 289.963 @ $86.56632          25,101.00   25,101.00
SOLD 80.246 @ $87.23160                 5,812.75    7,000.00 1,187.25
PURCHASED 424.860 @$87.34011           37,107.32   37,107.32
SOLD 204.769 @ $87.71538               14,839.58   17,961.39 3,121.81
PURCHASED 41.955 @ $87.71538            3,680.07    3,680.07
SOLD .829 @ $87.31394                      60.08       72.38    12.30
PURCHASED 82.963 @ $87.00049            7,217.81    7,217.81
PURCHASED 824.626 @ $87.77553          72,381.97   72,381.97
SOLD 133.412 @ $87.85771                9,678.44   11,721.27 2,042.83
SOLD 9.324 @ $89.44760                    676.41      834.04   157.63
PURCHASED 431.652 @ $90.39606          39,019.60   39,019.60
SOLD 33.803 @ $90.39606                 2,453.61    3,055.66   602.05
PURCHASED 97.798 @ $90.79805            8,879.85    8,879.85
SOLD 14.897 @ $90.57603                 1,081.45    1,349.31   267.86
SOLD 18.206 @ $90.13352                 1,321.66    1,640.97   319.31
SOLD 5.570 @ $89.76116                    404.35      500.00    95.65
PURCHASED 406.763 @ $90.83441          36,948.07   36,948.07
SOLD 43.958 @ $90.99492                 3,192.83    4,000.00   807.17
SOLD 136.921 @ $91.29356                9,945.07   12,500.00 2,554.93
PURCHASED 20.466 @ $91.99715            1,882.81    1,882.81
PURCHASED 417.879 @ $92.45806          38,636.30   38,636.30
PURCHASED 157.862 @ $92.45806          14,595.57   14,595.57
SOLD 30.897 @ $93.06115                 2,246.06    2,875.31   629.25
SOLD 87.265 @ $92.82111                 6,343.73    8,100.00   756.27
PURCHASED 445.814 @ $92.45267          41,216.67   41,216.67
SOLD 92.733 @ $92.65766                 6,745.47    8,592.42 1,846.95
SOLD 124.472 @ $92.65766                9,054.18   11,533.29 2,479.11
PURCHASED 1.847 @ $92.56053               170.95      170.95
PURCHASED 415.786 @ $91.87530          38,200.44   38,200.44
SOLD 404.164 @ $91.85493               29,415.93   37,124.46 7,708.53
SOLD 493.706 @ $92.76778               35,932.99   45,800.00 9,867.01
SOLD 50.064 @ $92.54555                 3,643.77    4,633.20   989.43
PURCHASED 208.184 @ $91.14736          18,975.44   18,975.44











                                    19


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

PURCHASED 483.046 @ $85.86332          41,475.95    41,475.95
PURCHASED .854 @ $85.86332                 73.31        73.31
SOLD 785.639 @ $88.26083               57,221.90    69,341.15 12,119.25
SOLD 268.166 @ $87.85060               19,531.83    23,558.54  4,026.71
PURCHASED 456.270 @ $87.95597          40,131.70    40,131.70
PURCHASED 143.605 @ $89.62341          12,870.39    12,870.39
PURCHASED .260 @ $90.31129                 23.50        23.50
PURCHASED 700.095 @ $89.97959          62,994.23    62,994.23
PURCHASED 436.321 @ $89.59529          39,092.32    39,092.32
SOLD 32.693 @ $87.22794                 2,386.03     2,851.74    465.71
SOLD 5.160 @ $87.66404                    376.59       452.35     75.76
PURCHASED 302.517 @ $88.52761          26,781.15    26,781.15
PURCHASED 83.403 @ $90.52305            7,549.89     7,549.89
SOLD 21.078 @ $90.91259                 1,539.00     1,916.26    377.26
SOLD 11.208 @ $90.91259                   818.35     1,018.99    200.64
PURCHASED 475.592 @ $89.86068          42,737.05    42,737.05
SOLD 100.669 @ $90.06896                7,354.48     9,067.19  1,712.71
PURCHASED .210 @ $90.06886                 18.92        18.92
SOLD 149.745 @ $90.15309               10,939.78    13,500.00  2,560.22
SOLD 22.258 @ $90.15309                 1,626.08     2,006.63    380.55
PURCHASED 1094.885 @ $90.28506         98,851.73    98,851.73
SOLD 132.673 @ $91.95569                9,705.40    12,200.00  2,494.60
PURCHASED .782 @ $91.82222                 71.81        71.81
SOLD 377.467 @ $91.82222               27,612.76    34,659.86  7,047.10
PURCHASED 2.547 @ $92.47958               235.55       235.55
SOLD 18.882 @ $92.68284                 1,381.28     1,750.00    368.72
PURCHASED 540.302 @ $93.33286          50,427.91    50,427.91
SOLD 13.723 @ $93.33286                 1,003.88     1,280.81    276.93
PURCHASED 236.904 @ $93.05473          22,045.00    22,045.00
PURCHASED 30.648 @ $91.34560            2,799.56     2,799.56
PURCHASED 587.299 @ $90.90936          53,390.99    53,390.99
SOLD 267.005 @ $91.37278               19,568.52    24,396.94  4,828.42
PURCHASED 113.184 @ $91.81629          10,392.11    10,392.11
SOLD 5.597 @ $91.96727                    410.26      514.74    104.48
SOLD 129.920 @ $91.19508                9,523.10    11,848.07  2,324.97
PURCHASED 446.365 @ $90.61456          40,447.15    40,447.15
SOLD 34.323 @ $90.61456                 2,515.87     3,110.16    594.29
SOLD 1439.647 @ $90.79305         *   105,582.46   130,709.91 25,127.45
PURCHASED 406.575 @ $90.09253          36,629.35    36,629.35
PURCHASED 40.088 @ $93.19340            3,735.91     3,735.91
  PURCHASES                      56 1,458,105.81 1,458,105.81
  SALES                          59   725,593.36   883,729.73 158,136.37















                                    20


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

  CHESAPEAKE CORP COM
SOLD 135 SHS 06/30/97 @ 33.8125         3,783.83   4,556.43    772.60
SOLD 286 SHS 07/01/97 @ 33.5625         8,016.11   9,581.40  1,565.29
SOLD 22 SHS 07/10/97 @ 34.6875            616.62     753.10    136.48
PURCHASED 286 SHS 07/15/97 /2 34.25     9,812.66   9,812.66
SOLD 230 SHS 07/16/97 @ 34.6875         6,456.17   7,964.06  1,507.89
SOLD 185 SHS 07/17/97 @ 34.75           5,193.00    6,417.43 1,224.43
SOLD 3 SHS 07/21/97 @ 33.3125              84.21       89.93     5.72
SOLD 441 SHS 07/24/97 @ 32.375         12,379.00   14,250.44 1,871.44
SOLD 532 SHS 07/25/97 @ 31.25          14,933.40   16,592.52 1,659.12
SOLD 29 SHS 07/31/97 @ 32.4375            814.04      930.65   116.61
PURCHASED 127 SHS 08/08/97 @ 34.5625    4,397.06    4,397.06
SOLD 31 SHS 08/08/97 @ 34.5               870.80    1,059.46   188.66
SOLD 143 SHS 08/11/97 @ 34.5            4,022.06    4,924.75   902.69
SOLD 28 SHS 08/14/97 @35                  787.54      969.96   182.42
PURCHASED 125 SHS 08/19/97 @ 33.4375    4,187.19    4,187.19
PURCHASED 110 SHS 08/22/97 @ 34.0625    3,753.48    3,753.48
SOLD 42 SHS 08/25/97 @ 34               1,182.64    1,417.95   235.31
SOLD 398 SHS 08/27/97 @ 35.1875        11,206.93   13,980.28 2,773.35
SOLD 110 SHS 08/28/97 @ 34.875          3,097.39    3,829.52   732.13
PURCHASED 107 SHS 08/29/97 @ 35         3,751.42    3,751.42
SOLD 107 SHS 09/04/97 @ 34.5            3,014.83    3,684.95   670.12
PURCHASED 103 SHS 09/05/97 @ 34.4375    3,553.24    3,553.24
SOLD 552 SHS 09/08/97 @ 34.25          15,561.80   18,872.24 3,310.44
PURCHASED 117 SHS 09/12/97 @ 34.125     3,999.65    3,999.65
SOLD 300 SHS 09/17/97 @ 35.3125         8,462.64   10,575.39 2,112.75
PURCHASED 1493 SHS 09/23/97 @ 35.1088  52,507.02   52,507.02
PURCHASED 365 SHS 09/29/97 @ 36        13,161.90   13,161.90
SOLD 30 SHS 09/29/97 @ 35.9375            855.62    1,068.09   212.47
PURCHASED 235 SHS 09/30/97 @ 36.1875    8,518.16    8,518.16
SOLD 475 SHS 10/01/97 @ 36.5           13,567.47   17,308.42 3,740.95
PURCHASED 99 SHS 10/03/97 @ 36.75       3,648.25    3,648.25
SOLD 21 SHS 10/03/97 @ 36.625             600.23      759.10   158.87
SOLD 95 SHS 10/07/97 @ 35.4375          2,715.34    3,356.44   641.10
SOLD 115 SHS 10/08/97 @ 35.8125         3,286.99    4,111.40   824.41
PURCHASED 103 SHS 10/10/97 @ 35.25      3,636.93    3,636.93
SOLD 190 SHS 10/15/97 @ 35.875          5,433.79    6,804.62 1,370.83
PURCHASED 99 SHS 10/16/97 @ 36.1875     3,592.56    3,592.56
SOLD 125 SHS 10/17/97 @ 35              3,577.12    4,367.35   790.23
PURCHASED 125 SHS 10/27/97 @ 33.5625    4,202.81    4,202.81
SOLD 163 SHS 10/28/97 @ 31.5            4,666.99    5,124.54    457.55
PURCHASED 500 SHS 11/19/97 @ 32.6875   16,373.75   16,373.75
PURCHASED 121 SHS 11/24/97 @ 33.75      4,091.01    4,091.01
SOLD 122 SHS 12/09/97 @ 34.5625         3,500.77    4,209.16    708.39
SOLD 611 SHS 12/19/97 @ 31.8125        17,532.55   19,400.13  1,867.58
  PURCHASES                      16   143,187.09  143,187.09
  SALES                          28   156,219.88  186,959.71 30,739.83










                                    21


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

  WISCONSIN TISSUE MILLS MASTER
    LOAN CUSIP

PURCHASED 2500 06/25/97                 2,500.00    2,500.00
KAREN GREEN PROMISSORY NOTE
PURCHASED 35000 06/30/97               35,000.00   35,000.00
MICHAEL E HORN PROMISSORY NOTE
PURCHASED 2800 07/03/97                 2,800.00    2,800.00
SEE MOUA PROMISSORY NOTE
PURCHASED 5000 07/03/97                 5,000.00    5,000.00
TERENCE G SCHNEIDER PROMISSORY NOTE
PURCHASED 17000 07/14/97               17,000.00   17,000.00
CYNTHIA ELMER PROMISSORY NOTE
PURCHASED 3200 07/03/97                 3,200.00    3,200.00
KATHERINE DORSCHNER PROMISSORY NOTE
  WISCONSIN TISSUE MILLS MASTER
    LOAN CUSIP
PURCHASED 7000 07/14/97                 7,000.00    7,000.00
MATTHEW JOHN PROMISSORY NOTE
PURCHASED 6000 07/14/97                 6,000.00    6,000.00
DIANE CHRISTISON PROMISSORY NOTE
PURCHASED 5000 07/03/97                 5,000.00    5,000.00
SANDRA L HERMES PROMISSORY NOTE
PURCHASED 2350 07/14/97                 2,350.00    2,350.00
PATRICK C SANDERS PROMISSORY NOTE
PRINCIPAL PAYMENT                           7.56        7.56
JOAN C NATE                            11,000.00   11,000.00
PURCHASED 11000 07/21/97
SCOT K AARONSON PROMISSORY NOTE         8,000.00    8,000.00
CYNTHIA JOHN PROMISSORY NOTE            5,300.00    5,300.00
PRINCIPAL PAYMENT                         113.58      113.58
PRINCIPAL PAYMENT                         152.39      152.39
ANDRENA R BLOCK PROMISSORY NOTE         6,000.00    6,000.00
WILLIAM KOLASINSKI PROMISSORY NOTE     14,000.00   14,000.00
PRINCIPAL PAYMENT                         417.73      417.73
PRINCIPAL PAYMENT                         471.32      471.32
KARYN BRUNEAU PROMISSORY NOTE           5,400.00    5,400.00
CHERYL RASMUSSEN PROMISSORY NOTE       17,000.00   17,000.00
CHRISTINE M MURVINE PROMISSORY NOTE    15,250.00   15,250.00
VICKI J SUSOR                           6,000.00    6,000.00
VICKI J SUSOR PROMISSORY NOTE
CHRISTINE NELSON PROMISSORY NOTE        1,170.00    1,170.00
PRINCIPAL PAYMENT                         636.28      636.28
PRINCIPAL PAYMENT                          29.25       29.25
PRINCIPAL PAYMENT                         442.88      442.88
STEVE LIEGEL                            3,000.00    3,000.00
PURCHASED 3000 08/29/97










                                    22


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

DAVID DAVIDSON                          5,900.00    5,900.00
PURCHASED 5900 08/27/97
PRINCIPAL PAYMENT                         318.43      318.43
PRINCIPAL PAYMENT                         573.37      573.37
DEBRA LIEBZEIT PROMISSORY NOTE          7,000.00    7,000.00
PRINCIPAL PAYMENT                         605.49      605.49
DONALD H PETERSON PROMISSORY NOTE       5,000.00    5,000.00
PRINCIPAL PAYMENT                         603.43      603.43
BRIAN R STOLTZ PROMISSORY NOTE          6,000.00    6,000.00
PRINCIPAL PAYMENT                         684.51      684.51
JOEL PUSSEHL PROMISSORY NOTE            1,000.00    1,000.00
PAID BY DISTRIBUTION-SCOT K AARONSON    7,902.82    7,902.82
PRINCIPAL 7902.82
JOHN PRUSYNSKI PROMISSORY NOTE         16,000.00   16,000.00
JAMES T HENSCHEL PROMISSORY NOTE       12,500.00   12,500.00
PRINCIPAL PAYMENT                          19.76       19.76
PRINCIPAL PAYMENT                         601.07      601.07
CAROL THIEL PROMISSORY NOTE             3,000.00    3,000.00
PRINCIPAL PAYMENT                         689.93      689.93
KURT SCHUH PROMISSORY NOTE              8,100.00    8,100.00
PRINCIPAL PAYMENT                         678.84      678.84
GARY LUTZ PROMISSORY NOTE              45,800.00   45,800.00
PRINCIPAL PAYMENT                         572.65      572.65
PRINCIPAL PAYMENT                          46.76       46.76
TIM VAN DENSEN                          3,400.00    3,400.00
PRINCIPAL PAYMENT                         813.82      813.82
PRINCIPAL PAYMENT                         798.78      798.78
PRINCIPAL PAYMENT                         749.23      749.23
N BRIAN ZENEFSKI PROMISSORY NOTE       11,980.00   11,980.00
PRINCIPAL PAYMENT                       1,083.56    1,083.56
PRINCIPAL PAYMENT                       1,019.12    1,019.12
PATRICIA F BROWN PROMISSORY NOTE        3,000.00    3,000.00
CHANTEE BEYER PROMISSORY NOTE          12,000.00   12,000.00
PATRICIA JUNEAU PROMISSORY NOTE         4,400.00    4,400.00
DAWN M NELSON PROMISSORY NOTE          10,000.00   10,000.00
PRINCIPAL PAYMENT                         152.40      152.40
PRINCIPAL PAYMENT                       1,079.40    1,079.40
  LOAN CUSIP
  CHECK NUMBER: 0187317
DAVID TATE PROMISSORY NOTE              3,500.00    3,500.00
WISCONSIN TISSUE MILLS MASTER
  WISCONSIN TISSUE MILLS MASTER
    LOAN CUSIP
PRINCIPAL PAYMENT                       1,279.50    1,279.50
STEVEN PAUSIG PROMISSORY NOTE           5,000.00    5,000.00
PRINCIPAL PAYMENT                       1,124.82    1,124.82
PRINCIPAL PAYMENT                       1,062.67    1,062.67










                                    23


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

  WISCONSIN TISSUE MILLS MASTER
    LOAN CUSIP
  PURCHASES                      39   341,550.00  341,550.00
  SALES                          30    24,731.35   24,731.35

  VANGUARD INDEX TRUST-500 PORTFOLIO
PURCHASED 2.734 SHS 06/25/97              227.18      227.18
WIRE TO CORESTATE BANK FOR PURCHASE    12,806.19   12,806.19
IN
PURCHASED SHS 07/07/97                 25,174.83   25,174.83
SOLD 49.478 SHS 07/07/97                5,050.88    4,242.75  808.13-
WIRE TO CORESTATE BANK FOR PURCHASE       686.47      686.47
IN
WIRE TO CORESTATE BANK FOR PURCHASE       140.04      140.04
IN
WIRE TO CORESTATE BANK FOR PURCHASE    19,281.12   19,281.12
IN
SOLD 9.329 SHS @ 85.75                    888.28      800.00   88.28-
PURCHASED SHS 07/17/97                  2,036.55    2,036.55
WIRED TO CORRESTATE BANK FOR            3,550.51    3,550.51
PURCHASE IN
PURCHASED 42.617 SHS 07/28/97 @ 87.62   3,734.08    3,734.08
PURCHASED 333.891 SHS 07/30/97 @ 88.16 29,435.80   29,435.80
SOLD 2.248 SHS 07/31/97 @ 89.32           188.94      200.83   11.89
PURCHASED 13.424 SHS 08/05/97 @ 89.15   1,196.75    1,196.75
PURCHASED 55.552 SHS 08/06/97 @ 89.15   4,952.44    4,952.44
PURCHASED 12.960 SHS 08/08/97 @ 87.4    1,132.68    1,132.68
SOLD 34.941 SHS 08/14/97 @ 86.63        2,950.84    3,026.94   76.10
PURCHASED 881.882 SHS 08/18/97 @ 85.49  75,391.98  75,391.98
PURCHASED 18.041 SHS 08/19/97 @ 86.76    1,565.28   1,565.28
PURCHASED 148.311 SHS 08/20/97 @ 88.02  13,054.35  13,054.35
SOLD 269.858 SHS 08/21/97 @ 86.68       22,991.78  23,391.29  399.51
PURCHASED 35.755 SHS 08/22/97 @ 86.54    3,094.22   3,094.22
PURCHASED 17.370 SHS 08/25/97 @ 86.54    1,503.16   1,503.16
PURCHASED 16.973 SHS 09/02/97 @ 84.31    1,430.96   1,430.96
SOLD .649 SHS 08/29/97 @ 84.31              55.31      54.72     .59-
PURCHASED 36.414 SHS 09/03/97 @ 86.96    3,166.52   3,166.52
PURCHASED 13.036 SHS 09/08/97 @ 87.32    1,138.36   1,138.36
SOLD 2.085 SHS 09/09/97 @ 85.59            177.81     178.46     .65
PURCHASED 116.958 SHS 09/12/97 @ 86.67  10,136.77  10,136.77
PURCHASED 15.571 SHS 09/15/97 @ 86.31    1,343.93   1,343.93
SOLD 88.947 SHS 09/16/97 @ 88.72         7,593.47   7,891.38  297.91
PURCHASED 40.598 SHS 09/17/97 @ 88.49    3,592.56   3,592.56
PURCHASED 14.873 SHS 09/22/97 @ 89.19    1,326.49   1,326.49
PURCHASED 85.405 SHS 09/23/97 @ 89.33    7,629.35   7,629.35
SOLD 70.534 SHS 09/24/97 @ 89.33         6,039.76   6,300.80  261.04
SOLD 1.325 SHS 09/25/97 @ 88.36            113.46     117.08    3.62
SOLD 2.826 SHS 09/26/97 @ 88.45            241.99     250.00    8.01









                                    24


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                          REALIZED
DESCRIPTION                   TRANS      COST        CASH   GAIN/LOSS

PURCHASED 15.213 SHS 09/29/97 @ 89.21   1,357.14  1,357.14
PURCHASED 5.681 SHS 09/24/97              501.94    501.94
PURCHASED 5.936 SHS 10/01/97 @ 88.65      526.25    526.25
SOLD 45.121 SHS 10/01/97 @ 88.65        3,865.33  4,000.00    134.67
PURCHASED 6.370 SHS 10/03/97 @ 89.9       572.70    572.70
PURCHASED 15.621 SHS 10/03/97 @ 90.32   1,410.93  1,410.93
PURCHASED 18.241 SHS 10/13/97 @ 90.55   1,651.69  1,651.69
PURCHASED 296.210 SHS 10/16/97 @ 90.42 26,783.33 26,783.33
PURCHASED 20.652 SHS 10/17/97 @ 88.4    1,825.65  1,825.65
PURCHASED 92.346 SHS 10/23/97 @ 89.03   8,221.58  8,221.58
PURCHASED 159.755 SHS 10/24/97 @ 88.18 14,087.19 14,087.19
PURCHASED 22.744 SHS 10/28/97 @ 82.09   1,867.02  1,867.02
SOLD .638 SHS 10/29/97 @ 86.09             54.37     54.93       .56
PURCHASED 137.480 SHS 10/31/97 @ 85.68 11,779.27 11,779.27
PURCHASED 21.554 SHS 11/03/97 @ 85.68   1,846.72  1,846.72
PURCHASED 86.289 SHS 11/04/97 @ 88.13   7,604.64  7,604.64
PURCHASED .159 SHS 11/06/97 @ 87.9         13.97     13.97
SOLD 5.578 SHS 11/07/97 @ 86.92           475.71    484.86      9.15
PURCHASED 22.378 SHS 11/10/97 @ 86.34   1,932.12  1,932.12
PURCHASED 20.990 SHS 11/17/97 @ 87.04   1,826.93  1,826.93
PURCHASED 31.932 SHS 11/24/97 @ 88.79   2,835.27  2,835.27
PURCHASED 267.985 SHS 11/25/97 @ 88.79 23,794.35 23,794.35
PURCHASED 20.616 SHS 11/25/97 @ 89.18   1,838.54  1,838.54
PURCHASED 21.869 SHS 12/01/97 @ 89.62   1,959.88  1,959.88
PURCHASED 93.528 SHS 12/01/97 @ 91.45   8,553.12  8,553.12
PURCHASED .146 SHS 12/03/97 @ 91.66        13.34     13.34
SOLD 19.161 SHS 12/04/97 @ 91.33        1,641.08  1,750.00    108.92
PURCHASED 22.762 SHS 12/08/97 @ 92.2    2,098.63  2,098.63
SOLD 145.364 SHS 12/09/97 @ 91.58      12,454.19 13,312.44    858.25
SOLD 117.359 SHS 12/09/97 @ 91.58      10,054.84 10,747.74    692.90
PURCHASED 27.436 SHS 12/15/97 @ 89.5    2,455.50  2,455.50
SOLD 75.359 SHS 12/16/97 @ 90.88        6,458.06  6,848.63    390.57
PURCHASED 95.509 SHS 12/18/97 @ 89.70   8,567.14  8,567.14
PURCHASED 82.812 SHS 12/22/97 @ 88.9    7,361.96  7,361.96
PURCHASED 37.153 SHS 12/23/97 @ 89.54   3,326.68  3,326.68
PURCHASED 223.349 SHS 12/29/97 @ 86.86 19,400.13 19,400.13
PURCHASED 27.801 SHS AS A REINVESTED    2,421.74  2,421.74
DIV AT A487.110 PER SH
PURCHASED 7.904 SHS AS A REINVESTED       688.53    688.53
ST CAPITAL GAIN AT $87.110 PER SH
PURCHASED 22.077 SHS AS A REINVESTED    1,923.14  1,923.14
PURCHASED 20.757 SHS 12/29/97 @ 88.48   1,836.61  1,836.61
PURCHASED 1.735 SHS AS A REINVESTED       151.06    151.06
DIV AT $87.110 PER SH
PURCHASED .494 SHS AS A REINVESTED         42.96     42.96
ST CAPITAL GAIN AT $7.110 PER SH











                                    25


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued for the year ended December 31, 1997

                              NO OF                           REALIZED
DESCRIPTION                   TRANS      COST        CASH    GAIN/LOSS

PURCHASED 1.377 SHS AS A REINVESTED       119.97       119.97
LT CAPITAL GAIN AT $87.110 PER SH
  PURCHASES                      62   401,926.19   401,926.19
  SALES                          18    81,296.10    83,652.85     2,356.75

  GOLDMAN SACHS FINANCIAL SQUARE
  PURCHASES                     140 1,666,208.76  1,666,208.76
  SALES                         109 1,588,750.78  1,588,750.78
                                ---------------- -------------  ----------
       TOTAL 5% TRANSACTIONS    619 10,693,758.02 11,078,795.36 385,037.34

       TRANSACTIONS NOTED BY A "*" ARE IN THEMSELVES GREATER THAN 5%


                                                                    Exhibit 23


               CONSENT OF COOPERS & LYBRAND L.L.P.

We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees (File No. 33-55558) of our report dated June 16, 1998, on our audits of the financial statements of the Wisconsin Tissue Mills Inc. 401(k) Savings Plan for Hourly Employees as of December 31, 1997 and 1996, and for the years then ended, which report is included in this Annual Report on Form 11-K.



                                                     COOPERS & LYBRAND L.L.P.




Richmond, Virginia
June 26, 1998


































                                27